FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

PRESS RELEASE

CONSOLIDATED FINANCIAL STATEMENTS OF ENEL AMÉRICAS

AS OF SEPTEMBER 30, 2017

▪    Revenues increased by 36.1% compared to the same period of the previous year, reaching US$ 7,651 million, explained by higher revenues in the four countries, mainly in Brazil due to the incorporation of Celg Distribuidora S.A. to our consolidation perimeter and in Argentina due to higher tariff in distribution business.

▪    EBITDA increased by 18.1%, explained by better results obtained in Brazil, Colombia and Peru, partially offset by lower results in Argentina.

	EBITDA
Country
	9M 2017	9M 2016	Variation
	MM US$		%
Argentina	212	228	(7)
Brazil	656	448	46
Colombia	911	834	9
Peru	376	336	12
Enel Américas (*)	2,135	1,808	18

▪    Operating Income (EBIT) reached US$ 1,537 million, 11.7% more compared to the same period in 2016, mainly explained by higher results partially offset by higher depreciation and amortization in Brazil and, to a lesser extent, in Colombia and Argentina.

▪    Net Income after taxes, before discontinued operations registered in 2016, reached US$ 657 million, 12.2% less than in the same period of the previous year, explained mainly by a US$ 118 million increase in tax expenses as a result of the effects of the exchange rate in foreign investments denominated in US dollars due to tax purposes levied in 2016 and a lower financial result of US$ 136 million mainly explained by the incorporation of CELG Distribuidora S.A. into the consolidation perimeter.

▪    Net financial debt reached US$ 3,051 million, 101% higher than at the end of 2016 mainly explained by the investments made in connection with the purchase of Celg Distribuidora S.A. and the consolidation of its debt.

▪    CAPEX for the first nine months of 2017 was US$ 969 million, 8.6 % higher than the previous year, mostly due to the consolidation of Celg Distribuidora S.A. and the effects of the exchange rate mainly in Brazil and Colombia.

• 1 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

SUMMARY BY BUSINESS SEGMENT

Generation

▪    EBITDA in the generation segment increased by 12.0%, reaching US$ 1,086 million. This is explained by better results obtained in Brazil, mainly due to higher physical sales, in Peru due to higher toll revenues and climate emergency compensation, in Argentina due to tariff adjustments that were reflected in higher revenues and to a lesser extent in Colombia due to lower costs for lower energy and fuel purchase prices.

Physical Data

	9M 2017	9M 2016	Var %
Total Sales (GWh)	41,282	38,195	8.1%
Total Generation (GWh)	31,085	30,777	1.0%

Distribution

▪    EBIDTDA in the distribution segment was 21.3% higher than the previous year, reaching US$ 1,100 million; explained mainly by the consolidation of Celg Distribuidora and a better performance of our Brazilian and Colombian subsidiaries. The number of clients increased by 247,698 without considering the new distribution companies consolidated by the Group. Taking the above into consideration, we incorporated 297,606 clients from Cundinamarca following its merger with Codensa and 2,894,098 clients from CELG.

Physical Data

	9M 2017	9M 2016	Var %
Total Sales (GWh)	55,444	47,111	17.0%
Number of Clients	17,119,768	13,680,367	25.1%

• 2 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

FINANCIAL SUMMARY

 The Company’s available liquidity has remained strong, as is shown below:

:

• Cash and cash equivalents                                                      US$ 1,432 million

• Cash and cash equiv. + cash investments over 90 days     US$ 1,554 million

• Available committed lines of credit                                           US$ 285 million

➢  The average nominal accumulated interest rate in September 2017 decreased from 8.0% to 10.3% during the same period of the previous year, primarily influenced by (i) better interest conditions of the refinancing of the Enel Américas’ Yankee Bond, (ii) the reduction of withholding tax applicable to international bonds by Emgesa, as well as the fall in inflation in Colombia that affects debt indexed to the price level in both Emgesa and Codensa, (iii) amortization of the total financial debt in Argentine pesos and (iv) lower inflation in Brazil, improving the debt rate indexed mainly in Enel Distribución Rio and Ceará. This was partially offset by the effect of the consolidation of Celg's debt in Brazil at higher rates, which was not in the consolidation perimeter of the Enel Américas group in September 2016

Hedging and protection:

To mitigate the financial risks associated with foreign exchange rate and interest rate fluctuations, Enel Américas S.A. has established policies and procedures aimed at hedging its financial statements against the volatility of these variables.

•       Enel Américas S.A. (consolidated) foreign exchange rate risk hedging policy establishes that there must be a balance between the index currency of the flows generated by each company and the currency in which they assume any type of debt. Therefore, Enel Américas S.A., has contracted, at the close of September 2017, cross currency swaps for US$ 482 million and forwards for US$ 565 million.

•    In order to reduce volatility of the financial statements stemming from interest rate changes, Enel Américas S.A. (consolidated) keeps an adequate debt structure balance. To achieve the above we have entered into interest rate swaps that total US$ 0.6 million.

• 3 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

RELEVANT INFORMATION FOR THE ANALYSIS OF THESE FINANCIAL STATEMENTS

COMPANY REORGANIZATION

Spin off stage:

As stated in Note 6 of the current financial statements dated March 1, 2016 and having complied with the conditions precedent the spin off of Enersis Chile and its subsidiaries, Endesa Chile and Chilectra have taken place therefore leading to the legal existence as of the above-indicated date of the following subsidiaries: Enersis Américas (continuing company of the former Enersis S.A.), Endesa Américas, Chilectra Américas and Enel Chile S.A (formerly known as Enersis Chile S.A.).

Considering the above, and pursuant to the provisions of the International Financial Reporting Standards, all revenues and expenses corresponding to the generation and distribution businesses in Chile for the 2-month period ended February 29, 2016, are considered discontinued operations and are shown under the item “Profit (loss) from discontinued operations” of the integral consolidated income statement.

For comparative purposes, this presentation method has also been applied to the income corresponding to 2016, thereby restating the integral consolidated income statement of the previous year.

Merger stage:

At the Extraordinary Shareholders’ Meeting held on September 28, 2016, the respective shareholders of Enersis Américas, Endesa Américas and Chilectra Américas, voted and approved, with over two-thirds approval of the voting shares of each of the entities, the merger of Endesa Américas and Chilectra Américas with and into Enersis Américas, where Enersis Américas is the continuing company. In this merger, Enersis Américas would absorb Endesa Américas and Chilectra Américas by incorporation, each of which without liquidation, with Enersis Américas succeeding them in all their rights and obligations. On December 1, 2016, Enersis Américas changed its name to Enel Américas S.A.

For additional information, see Note 6.1 and 25.1.1 of Enel Américas’ consolidated financial statements as of September 30, 2017.

OTHER MATTERS.

Change of functional currency:

As a result of the corporate reorganization process which took place in 2016, as of this financial year the primary economic environment and the generation and use of Enel Américas cash flows shall be mainly denominated in US dollars. Therefore, as of January 1, 2017, Enel Américas changed both its functional currency as well as the presentation currency of its consolidated financial statements, from the Chilean Peso ("CLP") to US dollars ("US$"). More information related to this matter can be found in Note 3 of Enel Américas’ financial statements as of September 30, 2017. The income in Chilean pesos for June 2016 was converted at the average exchange rate for September 2016 to allow the comparison in dollars.

• 4 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

Change of Perimeter:

On February 14, 2017, our subsidiary Enel Brazil S.A. purchased 99.88% of the share capital of CELG Distribución S.A. The impact of this operation in the consolidated financial statements as of September 30, 2017, plus other information related to this acquisition, are reported more in detail in note 7.2. of the above-mentioned financial statements of Enel Américas as of September 30, 2017.

MARKETS IN WHICH THE COMPANY OPERATES

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia and Peru. Virtually all our revenues, income and cash flow comes from the operations of our subsidiaries; jointly controlled entities and associates in these four countries.

The following tables show some key indicators, as of September 30, 2017 and 2016 of the entities operating in Argentina, Brazil, Colombia and Peru.

Generation and transmission business segment

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	9M 2017	9M 2016	9M 2017	9M 2016
Enel Generación Costanera S.A.	SIN Argentina	6,338	4,763	6.2%	4.6%
Enel Generación El Chocón S.A.	SIN Argentina	1,503	2,083	1.5%	2.0%
Central Dock Sud	SIN Argentina	3,664	3,557	3.6%	3.4%
Enel Generación Perú S.A. (Edegel)	SICN Peru	6,883	6,750	23.3%	20.8%
Enel Generación Piura S.A. (Piura)	SICN Peru	485	530	1.6%	1.6%
Emgesa S.A.	SIN Colombia	13,635	13,825	19.2%	19.4%
EGP Cachoeira Dourada S.A.	SICN Brasil	6,553	4,398	1.7%	1.1%
Enel Generación Fortaleza S.A.	SICN Brasil	2,222	2,289	0.6%	0.6%
Total		41,282	38,195

Distribution business segment

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	9M 2017	9M 2016	9M 2017	9M 2016	9M 2017	9M 2016	9M 2017	9M 2016

Empresa Distribuidora Sur S.A. (Edesur)	13,642	14,203	12.5%	12.0%	2,524	2,495	610	586
Enel Distribución Perú S.A. (Edelnor)	5,973	5,824	8.4%	8.0%	1,392	1,360	2,396	2,193
Enel Distribución Río S.A.	8,204	8,410	20.4%	19.6%	3,011	3,035	2,934	2,832
Enel Distribución Ceará S.A.	8,494	8,569	13.3%	13.0%	3,984	3,859	3,504	3,382
Celg Distribuidora S.A.	8,855	-	11.8%	0.0%	2,894	-	2,343	-
Codensa S.A.	10,276	10,105	7.8%	7.3%	3,315	2,931	2,434	2,674
Total	55,444	47,111	12.4%	10.0%	17,120	13,680	1,803	1,671

(*) Includes final customer sales and tolls.

• 5 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

The following table shows a breakdown of energy sale revenues by business segment, by client category and by country as of September 30, 2017 and 2016.

Energy Sale Revenues
Generation and Distribution
(Figures in million US$)

Country	Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	9M 2017	9M 2016	9M 2017	9M 2016	9M 2017	9M 2016	9M 2017	9M 2016	9M 2017	9M 2016	9M 2017	9M 2016	9M 2017	9M 2016

Generation	206	112	510	331	840	888	370	399	1,926	1,742	(561)	(490)	1,365	1,252
Regulated customers	-	-	180	212	505	395	233	245	918	852	(561)	(490)	357	362
Non regulated customers	-	3	329	119	285	260	120	131	734	525	-	-	734	525
Spot Market	206	109	1	-	50	220	3	6	260	335	-	-	260	335
Other Clients	-	-	-	-	-	13	14	17	14	30	-	-	14	30

Distribution	892	657	2,506	1,334	945	814	618	617	4,960	3,422	-	-	4,960	3,422
Residential	326	110	1,110	636	490	419	313	298	2,239	1,463	-	-	2,239	1,463
Commercial	330	277	601	399	230	200	86	127	1,247	1,003	-	-	1,247	1,003
Industrial	104	84	202	145	94	86	118	84	518	399	-	-	518	399
Other	132	186	593	154	131	109	101	108	956	557	-	-	956	557
Less: Consolidation adjustments	-	-	(239)	(213)	(201)	(155)	(121)	(122)	(561)	(490)	561	490	-	-

Energy Sales Revenues	1,098	769	2,777	1,452	1,584	1,547	867	894	6,325	4,674	-	-	6,325	4,674

Variation in million US$ and %.	329	42.8%	1,325	91.3%	37	2.4%	(27)	(3.0%)	1,651	35.3%	-	-	1,651	35.3%

• 6 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

I. - ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of the Income Statement

The income attributable to the controlling shareholders of Enel Américas for the period which ended on September 30, 2017, reached US$ 384 million; which represents a 28% decrease in relation to the US$ 533 million income recorded in the same period of the previous year.

Below we present an item-by-item comparison of the comprehensive income statement of the continuing operations for the periods ended September 30, 2017 and 2016:

CONSOLIDATED INCOME STATEMENT (Continuing Operations) (million US$)	9M 2017	9M 2016	Change	% Change

Revenues	7,651	5,623	2,028	36.1%
Sales	6,981	5,208	1,773	34.0%
Other operating income	670	415	255	61.5%
Procurements and Services	(4,309)	(2,817)	(1,492)	(53.0%)
Energy purchases	(2,825)	(1,805)	(1,020)	(56.5%)
Fuel consumption	(178)	(291)	113	38.8%
Transportation expenses	(435)	(287)	(148)	(51.6%)
Other variable costs	(871)	(434)	(437)	(100.7%)
Contribution Margin	3,342	2,806	536	19.1%
Personnel costs	(515)	(400)	(115)	(28.8%)
Other fixed operating expenses	(692)	(598)	(94)	(15.7%)
Gross Operating Income (EBITDA)	2,135	1,808	327	18.1%
Depreciation and amortization	(481)	(348)	(133)	(38.2%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(117)	(84)	(33)	(39.3%)
Operating Income	1,537	1,376	161	11.7%
Net Financial Income	(493)	(357)	(136)	(38.1%)
Financial income	174	223	(49)	(22.0%)
Financial costs	(661)	(598)	(63)	(10.5%)
Gain (Loss) for indexed assets and liabilities	-	(1)	1	0.0%
Foreign currency exchange differences, net	(6)	19	(25)	131.6%
Other Non Operating Income	5	3	2	66.7%
Net Income From Sale of Assets	1	1	-	0.0%
Share of profit (loss) of associates accounted for using the equity method	4	2	2	100.0%
Net Income Before Taxes	1,049	1,022	27	2.6%
Income Tax	(392)	(274)	(118)	(43.1%)
Net Income from Continuing Operations	657	748	(91)	(12.2%)
Net income (Loss) from discontinued operations after taxes	-	169	(169)	(100.0%)
NET INCOME	657	917	(260)	(28.4%)
Net Income attributable to owners of parent	384	533	(149)	(28.0%)
Net income attributable to non-controlling interest	273	384	(111)	(28.9%)

Earning per share from continuing operations (US$ /share)	0.00668	0.01086	(0.00417)	(38.4%)
Earning per share from discontinued operations (US$ /share)	-	0.00230	(0.00230)	(100.0%)
Earning per share (US$ /share)	0.00668	0.01316	(0.00647)	(49.2%)

(*) As of September 30, 2017 the average number of paid and subscribed shares were 57,452,641,516 (49,092,772,762 as of September 30, 2016)

• 7 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

EBITDA:

EBITDA of the continuing activities during the period ended September 30, 2017 reached US$ 2,135 million, which represents a US$ 327 million increase, equivalent to an 18.1 % increase in comparison to the US$ 1,808 million EBDITA for the period ended September 30, 2016.

Below, we present operating revenues, operating costs, staff expenses and other expenses for the continuing operations that determine our EBITDA, broken down by business segment for the periods ended September 30, 2017 and 2016:

EBITDA FROM CONTINUING OPERATIONS
BY BUSINESS SEGMENT

	As of September 30
	2017	2016	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	209	230	(21)	(9.1)
Brazil	603	416	187	45.0
Colombia	862	906	(44)	(4.9)
Peru	516	508	8	1.6
Revenues Generation and Transmission businesses	2,190	2,060	130	6.3
Distribution business
Argentina	947	735	212	28.8
Brazil	3,340	1,718	1,622	94.4
Colombia	1,143	988	155	15.7
Peru	661	654	7	1.1
Revenues Distribution business	6,091	4,095	1,996	48.7
Less: consolidation adjustments and other activities	(630)	(532)	(98)	18.4
Total consolidated Revenues Enel Américas	7,651	5,623	2,028	36.1

Generation and Transmission businesses
Argentina	(18)	(70)	52	74.3
Brazil	(337)	(191)	(146)	(76.4)
Colombia	(288)	(347)	59	17.0
Peru	(250)	(263)	13	4.9
Procurement and Services Generation and Transmission businesses	(893)	(871)	(22)	(2.5)
Distribution business
Argentina	(557)	(309)	(248)	(80.0)
Brazil	(2,402)	(1,167)	(1,235)	(105.8)
Colombia	(643)	(567)	(76)	(13.4)
Peru	(444)	(442)	(2)	(0.5)
Procurement and Services Distribution business	(4,046)	(2,485)	(1,561)	(62.8)
Less: consolidation adjustments and other activities	630	539	90	(16.9)
Total consolidated Procurement and Services Enel Américas	(4,309)	(2,817)	(1,492)	(53.0)
	-	-	-	-
Generation and Transmission businesses	-	-	-	-
Argentina	(51)	(45)	(6)	(13.3)
Brazil	(13)	(10)	(3)	(30.0)
Colombia	(20)	(17)	(3)	(17.6)
Peru	(22)	(21)	(1)	(4.8)
Personnel Exepenses Generation and Transmission businesses	(106)	(93)	(13)	(14.0)
Distribution business	-	-	-	-
Argentina	(168)	(165)	(3)	(1.8)
Brazil	(166)	(66)	(100)	(151.5)
Colombia	(34)	(31)	(3)	(9.7)
Peru	(21)	(21)	0	1.9
Personnel Exepenses Distribution business	(389)	(283)	(106)	(37.3)
Less: consolidation adjustments and other activities	(20)	(24)	4	16.7
Total consolidated Personnel Expenses Enel Américas	(515)	(400)	(115)	(28.8)

• 8 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

	As of September 30
	2017	2016	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	(26)	(24)	(2)	(8)
Brazil	(13)	(13)	-	-
Colombia	(33)	(38)	5	13
Peru	(34)	(51)	17	33
Other Expenses Generation and Transmission businesses	(106)	(126)	20	15.6
Distribution business
Argentina	(122)	(122)	(0)	(0)
Brazil	(326)	(208)	(118)	(57)
Colombia	(77)	(60)	(17)	(28)
Peru	(30)	(29)	(1)	(4)
Other Expenses Distribution business	(555)	(419)	(136)	(32.6)
Less: consolidation adjustments and other activities	(31)	(53)	22	42
Total consolidated Other Expenses Enel Américas	(692)	(598)	(94)	(15.7)

EBITDA
Generation and Transmission businesses
Argentina	114	91	23	25
Brazil	240	202	38	19
Colombia	521	504	17	3
Peru	211	173	38	22
EBITDA Generation and Transmission businesses	1,086	970	116	12.0
Distribution business
Argentina	99	139	(40)	(29)
Brazil	446	277	169	61
Colombia	389	330	59	18
Peru	166	162	4	3
EBITDA Distribution business	1,100	908	193	21.3
Less: consolidation adjustments and other activities	(51)	(70)	19	27
Total consolidated EBITDA Enel Américas	2,135	1,808	327	18.1

• 9 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

EBITDA OF THE GENERATION AND TRANSMISSION SEGMENT:

Argentina

EBITDA of our generation subsidiaries in Argentina reached US$ 114 million in September 2017 representing a US$ 23 million increase as compared to the same period of 2016. The main variables, by subsidiary, which explain this increase in the 2017 results compared to 2016, are described below:

Enel Generación Costanera S.A.: (Higher EBITDA of US$ 2 million, mostly attributable to higher revenues for higher physical sales and tariff increase offset by lower recognition of availability contracts, higher fuel prices and lower activated staff costs).

Costanera’s operating revenues increased by US$ 7 million, or 7.16 % in September 2017. This increase is principally explained by US$ 62 million of higher revenue attributable to (i) to higher physical sales of 1,575 GWh which contributed US$ 22 million and (ii) an increase in the tariff remuneration due to the new 19/2017 regulation applied as of February 2017 of US$ 40 million. Offset by (i) lower degree of progress of the Availability Contract of the Turbo steam units signed with the Ministry of Electric Energy for US$ 45 million since the projects are in their final construction stage (ii) lower income conversion of US$ 10 million due to the 11.9% devaluation of the Argentine peso in relation to the US dollar.

Costanera’s operating costs increased by US$ 2 million or 44.6 % in 2017, as a result of greater fuel consumption of US$ 2 million.

Costanera’s staff expenses increased due to lower labor capitalization of US$ 3 million were in line with the expenses for the same period of the previous year.

Other expenses by nature were in line with the same period of the year before.

Enel Generación El Chocón: (A greater EBITDA of US$ 7 million, mainly due to a higher tariff remuneration stemming from the new 2017 regulation)

Operating revenues of El Chocón increased by US$ 9 million, mostly because of: a US$ 15 million increase due to tariff compensation stemming from the new 19/2017 regulation applied as of February 2017, offset by a decrease in sale contracts of US$ 3 million and US$ 3 million as a result the 11.9% devaluation of the Argentine peso in relation to the US dollar.

El Chocón’s operating costs increased by US$ 1 million as a result the 11.9% devaluation of the Argentine peso in relation to the US dollar.

Staff expenses increased by US$ 1 million as a result the 11.9% devaluation of the Argentine peso in relation to the US dollar.

Other expenses by nature were in line with the same period of the year before.

• 10 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

Central DockSud: (Higher EBITDA of US$ 17 million, mostly attributable to lower fuel costs).

Dock Sud’s operating revenues decreased by US$ 37 million, or 37.5%, in 2017, which is explained by a decrease in (i) other services of US$ 54 million due to lower fuel recognitions by CAMMESA in relation to the same period of the previous year plus (ii) lower conversion effects of US$ 10 million as a result the 11.9% devaluation of the Argentine peso in relation to the US dollar. The above was offset by (i) US$ 27 million increase in tariff remunerations stemming from the new 19/2017 regulation applied as of February 2017.

Dock Sud’s operating costs decreased by US$ 56 million, or 87.9 % in 2016, mainly due to lower gas consumption costs due to the fact that in 2017 CAMMESA settled this concept directly with the distributors for the amount of US$ 52 million and furthermore considering a US$ 4 million conversion as a result the 11.9% devaluation of the Argentine peso in relation to the US dollar.

Dock Sud’s Staff expenses increased by US$ 1 million as a result the 11.9% devaluation of the Argentine peso in relation to the US dollar.

Other expenses by nature increased by US$ 1 million as a result the 11.9% devaluation of the Argentine peso in relation to the US dollar.

Enel Trading R.L.I: (lower EBITDA of US$ 2 million primarily due to higher staff costs and devaluation effects of the Argentine peso in relation to the US dollar).

Operating revenues were in line with the same period of last year.

Operating costs were in line with the same period of last year.

Staff expenses increased by US$ 1 million.

Other expenses by nature were in line with the same period of the year before.

• 11 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

Brazil

EBITDA of our generation and transmission subsidiaries in Brazil totaled US$ 240 million in 2017 representing an increase of US$ 38 million in relation to the same period of the previous year. The main variables, by subsidiary, that explain this 2017 results increase, as compared to the year 2016, are described below:

EGP Cachoeira Dourada S.A.: (higher EBITDA of US$ 6 million, mainly because of higher physical sales related to a greater market demand).

EGP Cachoeira Dourada’s Operating revenues increased by US$ 140 million, or 72,5%, in 2017. This increase is mostly explained by (i) US$ 114 million increase due to higher energy sales of 2.155 GWh related to a greater market demand. Additionally, (ii) there was a US$ 23 million increase due to the 10.5 % appreciation of the Brazilian Real in relation to the US dollar. In addition, US$ 3 million higher other operating revenues from an energy compensation contract.

EGP Cachoeira Dourada’s Operating costs increased by US$ 133 million, or 140.9%, in 2017, mostly composed by (i) US$ 121 million increase due to greater energy purchases given the rise of free clients’ demand as compared to 2016 and (ii) higher transportation expenses of US$ 1 million, mostly because of a greater market demand and (iii) US$ 11 million increase due to the 10.5 % appreciation of the Brazilian Real in relation to the US dollar

EGP Cachoeira Dourada’s staff expenses were in line with the expenses for the same period of the previous year.

Other expenses by nature increased by US$ 1 million as a result of the 10.5 % appreciation of the Brazilian Real in relation to the US dollar

Compañía Eléctrica de Fortaleza: (Higher EBITDA of US$ 23 million, mainly due to better energy sale prices and physical sales, offset by higher energy purchase and energy transport)

Fortaleza’s operating revenues increased by US$ 30 million, or 17.6%, in 2017 mostly due to a US$ 23 million increase in energy sales due to (i) US$ 7 million from better average sale prices to distributors and (ii) US$ 16 million increase as a result of the 10.5 % appreciation of the Brazilian Real in relation to the US dollar. Furthermore, there was a US$ 7 million increase as a result of the Provin fiscal incentive recognition (Programa de Incentivo y Desarrollo Industrial).

Fortaleza’s operating costs increased by US$ 7 million, or 7.7%, in 2017, because of an increase mainly attributable to (i) US$ 2 million increase in energy purchases, (ii) US$ 2 million from higher energy transport costs (iii) US$ 3 million increase due to the conversion as a result of the 10.5 % appreciation of the Brazilian Real in relation to the US dollar

Fortaleza’s staff expenses were in line with the expenses for the same period of the previous year.

• 12 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

Other expenses by nature were in line with the expenses for the same period of the previous year.

Enel Cien S.A.: (Higher EBITDA of US$ 9 million, mainly due to RAP increase according to the regulator’s dispatch).

Cien’s operating revenues increased by US$ 10 million, or 19 % in 2017. This increase is mostly explained by the US$ 4 million increase in the Permitted Annual Income (RAP, according to its Portuguese acronym) pursuant to the regulator’s dispatches, and the US$ 6 million increased related to the conversion effect as a result of the 10.5 % appreciation of the Brazilian Real in relation to the US dollar

 .

Cien’s Operating costs were in line with the expenses for the same period of the previous year.

Cien’s staff expenses increased by US$ 1 million.

Cien’s other expenses by nature were in line with the expenses for the same period of the previous year.

Colombia

EBITDA of our generation subsidiary in Colombia reached US$ 521 million in 2017, which represents a US$ 17 million increase in relation to the same period of the previous year. The main variables that explain this increase in the results as of September 2017, as compared to the same period of the previous year, are described below:

Emgesa SA: (US$ 17 million lower EBITDA mostly because of lower average energy and fuel purchase prices).

Emgesa’s operating revenues decreased by US$ 44 million, or 4.9 % in 2017. This decrease is mostly explained by US$ 47 million lower revenues from energy sales, of which US$ 11 correspond to lower physical sales of 190 Gwh and US$ 59 million corresponding to lower average sale prices in the spot market and lower recognition of US$ 13 million for the benefits from higher thermal generation in 2016, the above offset by US$ 36 million as a result of the 3.9% appreciation of the Colombian peso in relation to the US dollar.

In addition, other sales increased due to a greater volume of gas sold for US$ 3 million.

Emgesa’s operating costs dropped by US$ 59 million, or 17.2%, in 2017. The decrease is mostly explained by (i) reduced energy purchases of US$ 59 million explained by lower energy purchases in the spot market of 152 GWh equivalent to US$ 9 million due to higher generation on account of improved hydrology conditions and US$ 50 million for lower average energy prices (-$64/KWh) in the spot market, (ii) lower fuel consumption of US$ 40 million comprised by US$ 44 million due to lower thermal generation in Termozipa and Cartagena offset by US$ 4 million increase due to higher average sale prices. These decreases were partially offset by (i) US$14 million increase in transportation costs due to higher prices as a result of a higher inflation, (ii) US$ 12 million increase in of other variable procurement and service expenses due to a tax effect increase associated with an increased hydroelectric generation; and (iii) US$ 14 million increase due to the conversion effect as a result of the 3.9% appreciation of the Colombian peso in relation to the US dollar.

.

• 13 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

Emgesa’s staff expenses increased by US$ 3 million mostly associated with higher salary costs of US$ 2 million plus the conversion effect as a result of the 3.9% appreciation of the Colombian peso in relation to the US dollar.

Emgesa’s other expenses by nature decreased by US$ 5 million, or 13.3 % in 2017, mainly due to a US$ 6 million decrease related to a lower wealth tax compared to the same period of the previous year offset ty maintenance cost increase of US$ 1 million. .

 Perú

EBITDA of our generation subsidiaries in Peru reached US$ 211 million in 2017, which represents a US$ 38 million increase in relation to the same period of the previous year. The main variables, by subsidiary, that explain such increase in the 2017 results, as compared to that of the year 2016, are described below:

Enel Generación Perú S.A. (Edegel): (A higher EBITDA of US$ 41 million mostly because of higher incomes in tolls and weather emergency compensation)

Enel Generación Perú’s operating revenues increased by US$ 18 million, or 4.5% in 2017. This increase is mostly explained by (i) US$ 16 million higher revenues in tolls due to for higher free client acquisition, (ii) US$ 11 million conversion effect as a result of the 3.1% appreciation of the Peruvian sol against the U.S. dollar and (iii) US$ 9 million of other revenues, mainly insurance compensation for the weather emergencies and Us $ 7 million income from the loss of profit. The above was offset by US$ 25 million in lower energy sales explained by US$ 20 million related to the decline in average sales prices for the reduction of the marginal costs, lower energy and power sales in the regulated market of US$ 5 million.

Enel Generación Peru’s Operating costs decreased by US$ 7 million, or 3.1%, in 2017. This was mostly composed by (i) a US$ 7 million increase in energy purchases, of which US$ 42 million correspond to lower effects of legal claims registered in 2016 offset by greater physical purchases on the spot market to meet the US$ 23 million demand, a US $ 5 million charge for higher electricity generation capacity and US $ 7 million in higher power consumption, (ii) lower fuel costs of US$ 14 million due to lower gas consumption due to greater hydrological generation and US$ 6 million in lower fuel consumption due to gas pipeline maintenance in 2016. This was partially offset by higher transport costs US$ 14 million, US$ 6 million increase in conversion effect as a result of the 3.1% appreciation of the Peruvian sol against the US dollar.

Enel Generación Perú‘s staff expenses increased by US$ 1 million due to salary costs.

Enel Generación Perú‘s other expenses by nature decreased by US$ 17 million or 42.5% mostly because of the US$ 20 million recognition of the Curibamba project recognized in 2016 offset by US$ 2 million higher costs from fines for tax contingencies and a US$ 1 million increase increase in conversion effect as a result of the 3.1% appreciation of the Peruvian sol against the US dollar.

• 14 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

Enel Generación Piura S.A.: (US$ 3 million lower EBITDA mainly due to lower energy physical sales and lower average sales prices).

Piura S.A.’s Operating revenues decreased by US$ 8 million, or 11.7%, in 2017. This decrease is mostly explained by (i) US$ 10 million decrease in physical sales of 45 GWh due to a reduced demand; and (ii) a US$ 5 million decrease in lower average sale prices due to the reduction of marginal costs. These decreases were partially offset by a US$ 7 million increase higher toll payment from free clients.

Piura SA’s operating costs decreased by US$ 6 million, or 17.7%, in 2017, mostly comprised by (i) US$10 million decrease in fuel consumption, mainly diesel oil, due to a failure in the Camisea gas duct in January 2016 which forced to produce energy using diesel offset by higher energy purchases of US$ 4 million mainly due to the price effect.

Piura’s staff expenses were in line with the expenses for the same period of the previous year.

Piura’s other expenses by nature increased by US$ 1 million due to higher other services.

DISTRIBUTION SEGMENT EBITDA:

Argentina

Empresa Distribuidora Sur S.A. (Edesur): (Lower EBITDA of US$ 40 million mainly due to higher average energy purchase price and higher quality and services fines from the regulator)

EBITDA of our Argentinean subsidiary reached US$ 99 million in 2017, which represents a US$ 40 million decrease in relation to the same period of the previous year. The main variables that explain this decrease in the 2017 income, as compared to the year 2016, are described below:

The operating revenue of Edesur increased by US$ 212 million, or 28.9 % in 2017, mostly because of: (i) a US$ 363 million recognition of a greater revenue from energy sales as a result of the application of the new tariff review (Revisión Tarifaria Integral RTI) as published by Resolution No. 64 dated February 1, 2017 issued by the ENRE (Ministerio de Energía y Minería de la Secretaría de Energía Eléctrica); (ii) offset by US$ 59 million lower energy sales of 561 GWh. These increments were partially offset by: (i) US$ 19 million lower other operating revenue as a result of the application of Resolution No. 2/2016 issued by the ENRE on January 29, 2016 that made void the old Resolution 32/15 whose results were registered only in the month of January, 2016 and (ii) a US$ 73 million decrease caused by the 11.9% devaluation of the Argentinean peso in relation to the US dollar.

Edesur’s operating costs increased by US$ 247 million, or 80 % mostly on account of: (i) a US$ 183 million greater energy purchases mostly attributable to US$ 208 million increase in prices as a result of domestic inflation and offset by US$ 25 million lower physical purchases of 726 GWh; (ii) a US$ 2 million increase in transport costs and (iii) US$ 94 million in other variable provisions and services mostly attributable to US$ 86 million in fines for the service quality, US$ 3 million for generator rental and US$ 5 million for tax collection. This increment was partially offset by a US$ 32 million reduction caused by the 11.9 % devaluation of the Argentinean peso in relation to the US dollar.

• 15 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

Edesur’s staff expenses increased by US$ 4 million, as a consequence of a US$ 35 million increase in staff salaries as a result mainly of domestic inflation and a US$ 14 million decrease stemming from the activation of labor costs in construction works. The above was offset by a US$ 17 million decrease as a result of the 11.9 % devaluation of the Argentinean peso in relation to the US dollar.

Edesur’s Other expenses by nature were in line with the same period of the previous year.

Energy losses decreased by 0.5 p.p. reaching 12.5 % of the operating costs for 2017. The number of Edesur clients as of 2017 reached 2,524 million in 2017, which represented an increase of 29,000 new clients, as compared to the same period of the previous year.

Brazil

EBITDA of our distribution subsidiaries in Brazil reached US$ 446 million in 2017, which represents a US$ 169 million increase in relation to the same period of the previous year. The main variables, by subsidiary, that explain such a increase in the 2017 income, as compared to that of 2016, are described below:

Enel Distribución Río S.A. (ex Ampla): (Higher EBITDA of US$ 50 million, mostly attributable to higher tariff recovery and higher conversion effect due to the appreciation of Brazilian real in relation to the US dollar).

Enel Distribución Rio’s operating revenue increased by US$ 332 million or 37.2 % in 2017 explained mostly by the US$ 190 million increase in revenue from energy sales attributable mainly to (i) a US$ 76 increase in the conversion effects stemming from the 10.5 % appreciation of the Brazilian real in relation to the US dollar; (ii) a US$ 170 million increase due to higher income from tariff recuperation, (iii) a US$ 4 million increase of revenue in applied compensation using the flag-tariff scheme; (iv) a US$ 19 million increase of revenue from measuring energy by meters and (v) a US$ 4 million increase of revenue in subsidies for low income.

The foregoing was partially offset by (i) a US$ 70 million sale decrease of 53 GWh and a US$13 million decrease from lower PIS/COFINS tax burden on sales.

Furthermore, an increase in other services and other operating income of US$ 45 million mainly due to: (i) a US$ 37 million increase in tolls and transmission, (ii) a US$ 8 million increase due to the conversion effects as a result of the 10.5 % appreciation of the Brazilian real in relation to the US dollar.

A US$ 97 million increase in other operating revenue mainly due to (i) revenues from construction from IFRIC 12 concession contracts of US$ 85 million, (ii) a US$ 21 million increase due to the conversion effects as a result of the 10.5 % appreciation of the Brazilian real in relation to the US dollar. Offset by US$ 9 lower income for mutual support.

Enel Distribución Rio’s operating costs increased by US$ 287 million or 46.4 % in 2017, mostly explained by a US$ 147 million in higher costs on account of energy purchases related to: (i) a US$ 125 million increase from higher purchases and hydrological risk costs, (ii) a US$ 46 million increase due to the conversion effects as a result of the 10.5 % appreciation of the Brazilian real in relation to the US dollar offset by (iii) a US$ 12 million decrease due to lower prices for regulated industrial tariffs and (iv) a US$ 12 million decrease in rates and taxes. Additionally, a US$ 33 million increase in energy transport costs attributable to (i) a US$ 26 million by the use of basic networks given the existence of a higher thermic generation, (ii) a US$ 1 million tax burden in PIS/COFINS and (iii) a US$ 6 million increase as a result of the 10.5 % appreciation of the Brazilian real in relation to the US dollar. Furthermore, a US$ 107 million increase in the costs of other variable supplies and services due to the US$ 21 million conversion effects of the appreciation of the Brazilian Real in relation to the US dollar and US$ 85 million increase in construction costs from concession contracts (IFRIC 12).

• 16 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

Enel Distribución Rio’s staff expenses were in line with the same period of the previous year.

Other expenses by nature in Enel Distribución Río decreased by US$ 6 million mostly explained by lower costs of third party contracts and lower provisions for fiscal and labor legal procedures of US$ 14 million, lower maintenance costs of US$ 6 million offset by US$ 14 million increase in the conversion effects stemming from the 10.5 % appreciation of the Brazilian real in relation to the US dollar.

Energy losses increased by 0.8 p.p. reaching 20.4 % of 2017 operating costs. As of September 2017, Enel Distribución Río had 3,011 million clients, which represented a decrease of 24,000 clients as compared to the same period of the previous year.

Enel Distribución Ceará S.A. (ex Coelce): (Higher EBITDA of US$ 36 million, mostly attributable to higher tariff recovery and higher conversion effect due to appreciation of Brazilian real in relation to the US dollar).

The operating revenue of Enel Distribución Ceará increased by US$ 216 million, or 26.1 % in 2017, mostly due to a US$ 145 million increase from energy sales mainly attributable to (i) a US$ 80 million increase stemming from the conversion effects of the 10.5 % appreciation of the Brazilian real in relation to the US dollar; (ii) a US$ 107 million increase due to higher income from tariff recuperation, (iii) a US$ 14 million increase of revenue from measuring energy by meters and (iv) a US$ 14 million increase of revenue in subsidies for low income.

This was partially offset by (i) a US$ 27 million decrease in lower recovery costs from the use of thermal generation to mitigate hydrological risks; (ii) a US$ 8 million decrease in lower PIS/COFINS tax burden on sales; (iii) a US$ 21 million decrease due to lower physical sales of 75 GWh; (iv) a US$ 14 million decrease for flag tariff recognition.

Additionally, a US$ 71 million increase in other services and other operating income mainly due to: (i) US$ 13 million increases in tolls and transmission, (ii) a US$ 17 million increase due to the conversion effects of the 10.5 % appreciation of the Brazilian real in relation to the US dollar and (iii) a US$ 41 million increase from the revenue from the 12 IFRIC concession contracts.

The operating costs of Enel Distribución Ceará increased by US$ 166 million or 30.2 % in 2017, mostly explained by (i) a US$ 92 million increase from energy purchases attributed to: a US$ 91 million increase in higher purchases in the regulated and spot markets to cover the associated increased demand, a US$ 51 million increase due to the conversion effects of the 10.5 % appreciation of the Brazilian real in relation to the US dollar offset by a US$ 43 million decrease due to lower prices in regulated industrial tariffs and a US$ 7 million decrease in PIS/CONS; (ii) a US$ 54 million increase mainly in the costs of other variable supplies and services mainly due to the US$ 11 million conversion effects of the Brazilian real in relation to the US dollar plus US$ 43 million higher costs for the 12 IFRIC concession contracts and (iii) US$ 20 million increase in transport costs for energy transmission.

Enel Distribución Ceará staff expenses increased by US$ 2 million as a consequence, mainly, of the conversion effects of the 10.5 % appreciation of the Brazilian real in relation to the US dollar.

Enel Distribución Ceará’s other expenses by nature increased by US$ 13 million, or 17.2 % in 2017, mostly because of (i) a US$ 6 million increase in higher third party service costs for line and network maintenance, (ii) a US$ 7 million increase as a result of the conversion effects of the 10.5 % appreciation of the Brazilian real in relation to the US dollar.

• 17 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

Energy losses during 2017 decreased by 0.3 p.p. reaching 13.3 % of operating costs. As of September 2017, Enel Distribución Ceará had 3,984 million clients, which represented an increase of 125,000 new clients as compared to the same period of the previous year.

Celg Distribución S.A.: (company registered in the consolidation perimeter as of February 14, 2017 since that was the date on which the purchase was made. A positive EBITDA of US$ 83 million as of September 30, 2017.)

Celg’s Operating revenue reached US$ 1,074 million, made up by (i) US$ 837 million energy sales from the sale of 8,855 GWh., (ii) other services of US$ 74 million which mainly correspond to the revenue from tolls and transmission, and (iii) other operating income of US$ 163 million corresponding mainly to the income from the 12IFRIC concession contracts.

Celg’s operating costs reached US$ 782 million, made up of (i) US$ 578 million energy purchases to meet the demand, (ii) US$ 40 million transportation costs and (iii) other variable supplies and services of US$ 164 million corresponding mainly to construction costs for the 12 IFRIC concession contracts.

Celg’s staff costs totalled US$ 97 million which includes provision for the voluntary retirement plan of US$ 50 million.

Celg’s other expenses by nature reached US$ 112 million corresponding mainly to higher third party service costs for line and network maintenance and other services.

Energy losses totalled 11.8% of operating costs in 2017. The number of Celg clients reached 2,894 million as of September 2017.

Colombia

The EBITDA of our subsidiary Codensa in Colombia reached US$ 389 million in 2017, which represents a US$ 59 million increase in relation to the previous year. The main variables that explain such increase in the 2017 result, as compared to the year 2016, are described below:

Codensa S.A.: (Higher EBITDA of US$ 59 million mostly explained by a higher revenue from better average sale prices and higher physical sales).

Codensa’s operating revenue increased by US$ 155 million or 15.6 % in 2017 because of (i) a US$ 76 million increase in physical sales of 171 GWh, (ii) a US$ 21 million increase mainly due to higher tariffs due to the inflation effect , (iii) a US$ 15 million increase in revenues from other services mainly made up of revenues from tolls and transmission due to higher rates because of inflation; (iii) a US$ 1 million increase from the income for reconnecting residential clients and (iii) finally, a US$ 42 increase as a result of the conversion effects of the 3.9 % appreciation of the Colombian peso in relation to the US dollar.

Codensa’s operating costs increased by US$ 76 million or 13.4 % in 2017, mainly explained by (i) a US$ 49 million increase in higher energy purchase of 276 GWh compared to the previous year offset by a US $ 22 million decrease in lower average prices; (ii) a US$ 19 million increase in transport costs made up mainly by an increase in the use of networks, and (iii) a US$ 7 million in costs of other variable supplies and services as a result of higher costs related to new business. Additionally, a US$ 21 million increase as a result of the conversion effects of the 3.9 % appreciation of the Colombian peso in relation to the US dollar.

• 18 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

Codensa’s staff expenses increased by US$ 3 million, or 9.7 % in 2017, as a consequence of (i) a US$ 4 million expense reduction mainly explained by higher labor costs in construction works; (ii) a US$ 6 million increase in salaries and wages and (iii) a US$ 1 million increase as a result of the conversion effects of the 3.9 % appreciation of the Colombian peso in relation to the US dollar.

Codensa’s other expenses by nature increased by US$ 17 million, or 27.5 % in 2017 mostly due to

(i) a US$ 10 million increase in agreement costs for collection and other services and (ii) a US$ 8 million increase in higher third party service costs for the maintenance of lines and networks and others. Additionally, a US$ 3 million increase as a result of the conversion effects of the 3.9 % appreciation of the Colombian peso in relation to the US dollar.

The above was partially offset by a US$ 4 million reduction caused by lower wealth tax costs in relation to the same period of the previous year.

The 2017 energy losses increased by 0.5 p.p. reaching 7.8% of operating costs. Codensa had 3,315 million clients as of September 2017 which represents an increase of 384,000 new clients, as compared to the same period of the previous year mainly due to the merger by absorption of EE Cundimarca.

Peru

The EBITDA of our Enel Distribución Perú S.A. subsidiary reached US$ 166 million in 2017 which represents a US$ 4 million increase in relation to the same period of the previous year. The main variables that explain this increase in the 2017 income, as compared to that of the year 2016, are described below:

Enel Distribución Peru S.A. (former Edelnor): ( Higher EBITDA of US$ 4 million mainly due to an increase in transmission tolls and the appreciation of the Peruvian Sol in relation to the US dollar).

Enel Distribución Perú operating revenue increased by US$ 7 million due to (i) a US$ 35 million increase in physical sales of 149 Gwh of free and residential clients and a US$ 20 million increase as a result of the conversion effects due to the 3.1% appreciation of the Peruvian Sol in relation to the US dollar offset by a US$ 13 million decrease in lower average sale prices and a US$ 40 million decrease which is explained mainly by the migration of clients to free customers, and (ii) a US$ 5 million increase in tolls.

Enel Distribución Perú’s operating costs increased by US$ 2 million mostly explained by a US$ 15 million increase as a result of the effects of conversion due to the 3.1 % appreciation of the Peruvian sol in relation to the US dollar offset by a US$ 13 million decrease in energy purchases explained by US$ 2 million of lower energy purchases and lower unitary purchase costs of US$ 11 million.

Enel Distribución Perú’s staff expenses were in line with last year’s.

Enel Distribución Perú’s other expenses by nature increased by US$ 1 million due to higher line and network maintenance costs.

Energy losses increased by 0.4 p.p. reaching 8.4 % of operating costs in 2017. Enel Distribución Perú had 1,392 million clients as of 2017, which represents an increase of 32,000 new clients, as compared to the same period of the previous year.

• 19 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

The following table shows, by segment and by country, a summary of EBITDA, Depreciation Expenses, Amortization and Impairment, and EBIT for the subsidiaries of the Enel Américas Group that comprises the operations of the activities that continued during the periods ended as of September 30, 2017 and 2016.

	As of September 30, 2017			As of September 30, 2016
Segment	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	(Million US$)

Generation and Transmission
Argentina	114	(43)	71	91	(34)	57
Brazil	240	(32)	208	202	(23)	179
Colombia	521	(54)	467	504	(48)	456
Peru	211	(64)	147	173	(53)	120
Total Generation and Transmission	1,086	(193)	893	970	(158)	812

Distribution
Argentina	99	(43)	56	139	(19)	120
Brazil	446	(241)	205	277	(155)	122
Colombia	389	(80)	309	330	(64)	266
Peru	166	(41)	125	162	(36)	126
Total Distribution	1,100	(405)	695	908	(274)	634
Less: consolidation adjustments and other activities	(51)	-	(51)	(70)	-	(70)
Total Consolidated Enel Américas	2,135	(598)	1,537	1,808	(432)	1,376

Depreciation, Amortization, Impairment

Depreciation, amortization and impairment totaled US$ 598 million in 2017, which represents an increase of US$ 166 million in relation to the same period of 2016.

Depreciation and amortization reached US$ 481 million in 2017 representing a US$ 133 million increase compared to same period of 2016. The former is explained mainly by: (i) a US$ 91 million increase in the Grupo Enel Brasil that includes the incorporation of Celg Distribución as of February 14, 2017 of US$ 61 million, Enel Distribución Rio of US$ 9 million due to higher activations, Enel Distribución Ceará of US$ 4 million due to higher activations, Compañía Eléctrica de Fortaleza of US$ 5 million due to higher activations the difference is due to the conversion effects of the Brazilian real in relation to the US Dollar of US$ 12 million; (ii) a US$ 23 million increase in Colombia as a result of higher depreciation in Emgesa of US$ 5 million due to higher activations of thermal installations, Codensa of US$ 12 million due to the increase in the substations, lines and networks and additionally , US$ 6 million due to the conversion effects of the Colombian peso in relation to the US dollar and, finally, (iii) a US$ 10 million increase in Enel Costanera due to higher depreciations in combined cycles in Siemens and Mitsubishi and Edesur of US$ 6 million due to greater activations; and (iv) a US$ 2 million increase in Enel Distribución Perú due to higher activations, and a US$ 1 million stemming from the conversion effects of the Peruvian sol in relation to the US dollar.

At the same time, impairment reached US$ 117 million in 2017, representing a US$ 33 million increase in relation to the same period of 2016, explained mostly by: (i) a US$ 5 million increase in Enel Distribución Rio due to the conversion effects of the Brazilian Real in relation to the US dollar; (ii) a US$ 2 million increase in the provision of uncollectibility in Cachoeira Dorada; and (iii) US$ 3 million in Celg Distribución due to incorporation as of February 14, 2017 and (iv) in Edesur of US$ 19 million due to higher uncollectibility due to the country’s current situation and (v) a US$ 10 million increase due to the deterioration of the Callahuanca facility of enel Generación Peru due to the climate emergency that took place in Peru and (vi) a US$ 3 million increase Enel Generación Piura for uncollectibility. All of the above offset by (vii) a US$ 8 million decrease in Enel Distribución Ceará due to lower provisions for uncollectibility in relation to 2016.

• 20 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

The following table shows the consolidated non-operating income from continued activities for the periods ended September 30, 2017 and 2016:

NON OPERATING INCOME CONTINUING OPERATIONS

	As of September 30
	2017	2016	Variation	Variation
	(US$ million)%
Financial Income
Argentina	52	55	(3)	(5.5)
Brazil	100	113	(13)	(11.5)
Colombia	15	17	(2)	(11.8)
Peru	7	5	2	40.0
Consolidation adjustments and other activities	-	33	(33)	(100.0)
Total Financial Income	174	223	(49)	(22.0)
Financial Costs
Argentina	(196)	(201)	5	2.5
Brazil	(283)	(183)	(100)	(54.6)
Colombia	(145)	(168)	23	13.7
Peru	(32)	(30)	(2)	(6.7)
Consolidation adjustments and other activities	(5)	(16)	11	68.8
Total Financial Costs	(661)	(598)	(63)	(10.5)
Foreign currency exchange differences, net
Argentina	17	28	(11)	(39.3)
Brazil	(34)	10	(44)	(440.0)
Colombia	-	-	-	100.0
Peru	(1)	-	(1)	100.0
Consolidation adjustments and other activities	12	(19)	31	163.2
Total Foreign currency exchange differences, net	(6)	19	(25)	(131.6)
Gain (Loss) for indexed assets and liabilities (1)	-	(1)	1	100.0
Net Financial Income Enel Américas	(493)	(357)	(136)	(38.1)

(1) Gain (Loss) for indexed assets and liabilities are originated by assets and liabilities denominated in U.F. at individual Enel Américas level. U.F. is a readjustment unit only applicable in Chile.

	As of September 30
	2017	2016	Variation	Variation
Other Gain (Losses)	(US$ million)%
Argentina	-	-	-	-
Brazil	-	1	(1)	-
Colombia	-	-	-	-
Peru	1	-	1	100.0
Menos: Ajustes de consolidación y otras actividades de negocio	-	0	(0)	-
Total Other Gain (Losses)	1	1	(0)	-
Share of profit (loss) of associates accounted for using the equity method	-	-	-	-
Argentina	3	-	3	100.0
Brazil	-	-	-	-
Colombia	-	1	(1)	(100.0)
Peru	-	-	-	-
Less: consolidation adjustments and other activities	1	1	1	100.0
Total Share of profit (loss) of associates accounted for using the equity method	4	2	2	100.0
	-	-	-	-
Total Non Operating Income	5	3	2	66.7
	-	-	-	-
Net Income Before Taxes	1,049	1,022	27	2.6
Income Tax	-	-	-	-
Enel Américas (holding)	(23)	101	(124)	(122.6)
Argentina	(26)	(34)	7	24.5
Brazil	(11)	(43)	32	74.6
Colombia	(256)	(231)	(24)	(10.6)
Peru	(76)	(67)	(10)	(14.4)
Total Income Tax	(392)	(274)	(118)	(43.1)
Net Income after taxes	657	748	(91)	(12.2)
Profit (Loss) from discontinued operations, after taxes	-	169	(169)	(100.0)
Net Income	657	917	(260)	(28.4)
Net Income attributable to owners of parent	384	533	(149)	(28.0)
Net income attributable to non-controlling interest	273	384	(111)	(28.9)

• 21 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

Financial income

Financial income reached a US$ 493 million loss as of September 2017, which represents a US$ 136 million increase in relation to the US$ 357 million loss in the same period of 2016. The foregoing is mostly explained by:

(a) Lower financial revenue of US$ 49 million as of September 2017 mainly attributable to: (i) a US$ 16 million lower financial income in Enel Distribución Ceará due to a lower financial revenue recognition corresponding to IFRIC 12 of US$ 10 million and US$ 6 million decrease in term deposits; (ii) a US$ 28 million decrease in Enel Distribución Rio due to a lower recognition of financial income corresponding to the IFRIC 12 of US$ 22 million and the PISCOFINS recognition of US$ 6 million. The foregoing offset by (iii) US$ 15 million in Celg Distribución due to the incorporation as of 14 February 2017 which corresponds to customer arrears interests and (iv) increase financial applications in Enel Brazil S.A. for us $ 13 million. Additionally lower income (v) Enel Américas of US$ 27 million related to the lower income from term deposits and (vi) Emgesa of US$ 3 million due to a lower income from term deposits.

(b) Higher financial expenses of US$ 63 million mainly due to: (i) higher financial expenses of US$ 74 million of Celg Distribución SA due to the incorporation into the consolidation perimeter as of February 14, 2017, (ii) US$ 24 million in higher expenses in Enel Distribución Rio mainly due to the settlement of the portfolio sale of US$ 27 million, higher expenses of US$ 10 million in regulated asset and liability and a US$ 3 million in the upgrade of provisions offset by bond interest accrual decrease of US$ 16 million; (iii) a US$ 2 million increase in interests earned on the Yankee Bonds debt of Enel Américas and (iv) a US$ 3 million in Enel Generación Costanera corresponding to the accrued interest from Cammesa; (v) a US$ 8 million increase in Enel Brasil due to the tax increase for financial operations and bank charges (vi) a US$ 3 million increase in Edesur which is explained mainly by the US$ 21 million decrease for financial expenses activation due to the completion of the project in 2016, decreasing costs of the extraordinary investment plan of US$ 8 million, offset by US $ 25 million as a result of the conversion effects due to the 11.9% devaluation of the Argentine peso in relation to the US dollar and a US$ 7 million increase in quality and service fines.

The above is offset by (i) lower financial costs of US$ 29 million in Emgesa due to decrease of interest from bonds related to the Quimbo project, (ii) lower expenses of US$ 10 million from the reversal of interest on tax debts in Enel Generación in el Chocón; (iii) lower financial expense from the Cammesa debt in Central Dock Sud of US$ 4 million (iv) lower financial expense in Enel Distribución Ceará of US$ 12 million due to lower interest accrual and update of financial contingencies. The difference corresponds to the US$ 4 million conversion effects.

 (c) Lower income from foreign exchange differences of US$ 25 million mainly explained by: (i) negative exchange differences in Enel Chocón of US$ 15 million and Central Dock Sud of US$ 5 million mainly from accounts receivable from Central Vuelta Obligado (VOSA), (ii) a US$ 32 million loss in Enel Brasil mainly from mutual contracts with Enel Américas and (iii) a US$ 14 million loss in Enel Distribución Rio from bank loans. The above offset by (iv) by Holding Enel Américas due to positive exchange differences of US$ 41 million corresponding to profits from by liquidation of forwards for investment hedging from the purchase of Celg Distribución.

• 22 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

Corporate taxes

The gains tax imposed on companies’ profits increased its loss by US$ 118 million, or 43.1 % in 2017, explained mainly by an increase in Chile (Holding Enel Américas) attributable mainly to a lower profit in 2017 of US$ 111 million due to the foreign investment exchange rate recognized in 2016 as a profit; higher spending US $ 7 million due to a lower recognition of tax credit.

ANALYSIS OF THE FINANCIAL STATEMENT

Assets	As of September 30
	2017	2016	Variation	Variation
	(US$ million)%

Current Assets	4,163	4,776	(613)	(12.8)
Non current Assets	15,161	12,076	3,085	25.5

Total Assets	19,324	16,852	2,472	14.7

Enel Américas’ total assets as of September 30, 2017 increased by US$ 2,472 million compared to the total assets as of December 31, 2016, mostly attributable to:

       Current assets decreased by US$ 613 million, equivalent to 12.8%, mostly explained by:

•         A decrease in Cash and cash equivalents of US$ 1,258 million, composed mostly of (i) a US$ 1,089 million decrease in Enel Américas SA (Holding entity) due to the capital increase in Enel Brasil of US$ 741 million for the purchase of Celg Distribuidora S.A., a decrease in loans to Enel Brasil of US$ 225 million, a US$ 24 million in the payment of dividends received net of those paid to controlling and minority shareholders, a US$ 125 million capital contribution to Enel Brasil in September 2017, a cash increase due to the settlement of a forward, net of interest payment of US$ 26 million, (ii) a US$ 64 million decrease in Emgesa mainly for tax bonds and dividends payment net of revenue from customers and obtaining new bank loans (iii) a US$ 53 million decrease in Edesur mainly for the payment of suppliers net of collection of customers and a decrease in deposits, (iv) a US$ 63 million decrease in Codensa mainly for tax, bank loand an bond payment net of customer collection, bond issuance and obtaining bank loans and (v) a US$ 54 million decrease in Grupo Enel Generation Peru mainly for the payment of taxes, suppliers and bank loans net of revenue from customers.

The above is offset by (i) the above offset by a US$ 46 increase in Grupo Enel Argentina collected from the sales of energy deriving from resolution 19/2017 for the recognition of income by the generators, (ii) a US$ 17 million increase in Grupo Enel Brasil mainly from the loans received from Enel Américas, incorporation of the Celg consolidation perimeter, from higher CGTF collection, partially offset by the payment of bank loans and suppliers and taxes of Enel Distribución Ceará and Enel Distribución Río.

•         An increase in Commercial accounts receivable and other current sundry receivables of US$ 673 million that correspond mostly to an increase in (i) Grupo Enel Brasil S.A. of US$ 595 million that includes the incorporation of Celg Distribuidora SA for US$ 469 million, the difference corresponding to higher accounts receivable in Enel Distribución Ceara, EGP Cachoeira Dourada andEnel Distribución Río , (ii) a US$ 64 million increase in Edesur for the application of the new tariff regime and (iii) a US$ 38 million increase in Emgesa due to higher commercial accounts receivable from the increase in energy sales (iv) Enel Generación Perú , US$ 17 million from profit recognition and loss of profit, the above offset by lower accounts receivables in Enel DistribuciónPerúof US$ 40 million in the factoring of invoices.

• 23 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

       Increased Non-current assets of US$ 3,085 million, equivalent to 25.5%, mainly explained by:

•         Increase in other non-current financial assets of $ 271 million, mainly due to the effects of the conversion of the Brazilian Real in relation to the US dollar for accounts receivable due to the end of the IFRIC 12 concession in the Brazilian distributors Enel Distribución Río and Enel Distribución Ceará of US$ 20 million plus the US$ 189 million increase from greater activations during the period and the effect of the US$ 22 million upgrade of financial assets from the concession. Additionally, a US$ 35 million increase due to the incorporation of Celg Distribuidora S.A. in the consolidation perimeter.

•         Increase in other non-current financial assets of US$ 276 million, mainly due to the US$ 271 incorporation of Celg Distribuidora S.A. containing legal deposits for the amount of US$ 47 million and receivables from the FUNAC Fondo de Aportaciones to Celg of US$ 224 million, a US$ 4 million increase in legal deposits of Enel Distribución Río.

•         A US$ 222 million Increase in Commercial accounts receivable and other non-current receivables corresponding mainly to the increases in (i) Enel Brasil Group of US$ 161 million mainly as a result of the incorporation of the assets of Celg Distribuidora S.A. , and a US$ 63 million increase of Enel Distribución Río and Enel Distribución Ceará in regulatory assets.

•         A US$ 2,053 increase of Intangible assets other than goodwill mostly due to increases in US$ 2,426 million on account of new investments during the period that include US$ 259 million in Enel Distribución Rio, US$ 140 million in Enel Distribución Ceará and US$ 91 million in Celg, additionally $ 1.910 million value temporarily assigned to the intangible asset in the purchase of CELG and PPA value temporarily assigned to intangible asset in connection with the purchase of this company (US$ 1,305 million) due to the US$ 13 million increase in Codensa and a US$ 5 million increase in Edesur. These increases were partially offset by decreases of (i) US$ 176 million for depreciation and impairment during the period, (ii) and US$ 164 million for the transfer of financial assets IFRIC 12 in Enel Distribution Rio and Enel Distribución Ceará and (iii) a US$ 22 million decrease for the conversion difference of different functional currencies of the companies in the countries in which we operate.

•         A US$ 240 million increase in Property, plants and equipment mostly comprised of (i) a US$ 461 million increase on account of new investments materialized during the period including the incorporation of the assets of Celg Distribuidora S.A. of US$ 13 million and (ii) a US$ 89 million increase for the conversion difference of different functional currencies of the companies in the countries in which we operate and (iii) other movements that totalled US$ 5 million. These increases were partially offset by (i) US$ 305 million in depreciation for the year and (ii) US$ 10 million in Enel Generación Peru for the deterioration of the Callahuanca installations due to a weather emergency.

• 24 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

Liabilities and Equity	As of September 30
	2017	2016	Variation	Variation
	(US$ million)%

Current Liabilities	4,373	3,822	551	14.4
Non Current Liabilities	6,605	5,150	1,455	28.3

Total Equity	8,346	7,880	466	5.9
attributable to owners of parent company	6,599	6,200	399	6.4
attributable to non-controlling interest	1,747	1,680	67	4.0

Total Liabilities and Equity	19,324	16,852	2,472	14.7

Enel Américas’ total liabilities and equity as of September 30, 2017 increased by US$ 2,472 million as compared to the total liabilities and equity as of September 30, 2016, mostly attributable to:

       Current liabilities increased by US$ 551 million, mostly explained by:

•         A US$ 76 million decrease of other current financial liabilities which is explained mainly by a US$ 128 million decrease in Codensa due to amortization of bonds, a US$ 34 million decrease in Enel Generación Peru for the payment of Bank loans and the last leasing instalment, offset by the increase for the transfer to short-term debt of US$ 10 million in Enel Distribución Peru, a US$ 6 million increase in Chinango for short term debt transfer and debt amortization; and a US$ 12 million increase in Enel Generación Piura for long term debt transfers and depreciation. Offset by amortization of bonds and debt transfers from long-term to short term for US$ 23 million in Enel Distribución Rio, a US$ 18 million increase in Enel Distribución Ceará for the payment of loans offset by long term debt transfers, offset by the US$ 56 million incorporation of the consolidation perimeter of Celg Distribuidora S.A. resulting in an increase in the obligations of other financial liabilities.

•         A US$ 686Increase in Commercial accounts and other current accounts payable which is explained primarily by a US$ 864 million increase in Grupo Enel Brasil due to the incorporation of Celg Distribuidora S.A. into the consolidation perimeter of US $ 647 million resulting in an increase in suppliers due to energy purchases and other accounts payable, a US$ 95 million increase in Enel Distribución Rio mainly for sector assets and liabilities, a US$ 57 million increase in Enel Distribución Ceara for dividends payable to third parties and sector assets and liabilities, a US$ 20 million increase in Compañía Eléctrica Fortaleza for accounts payable to suppliers of energy, a US$ 43 million increase in Enel Generación Cachoeira for accounts payable to suppliers for energy purchases, a US$ 58 million increase in Edesur for the debt of Cammesa and fines. Offset by a US$ 99 million decrease in Enel Américas for third party dividends and payment to suppliers, a US$ 51 million decrease in Enel Generación Peru mainly for lower accounts payable to suppliers, a US$ 27 million decrease in Enel Distribución Peru for lower accounts payable to suppliers, a US$ 10 million decrease in Enel Generación Piura for lower accounts payable to suppliers, a US$ 4 million decrease in Emgesa mainly due to the decrease of impergilo payment and higher accounts payable to suppliers, a US$ 25 million decrease in Codensa for lower accounts payable to suppliers. US$ 11 million decrease in accounts payable to suppliers in Grupo Enel Argentina, a US$ $ 8 million decrease in Central Dock Sud mainly due to the decrease of VAT tax debit.

• 25 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

•         A US$ 65 million decrease in current accounts payable to related entities, mainly due to lower accounts payable to Enel Iberoamerica for the payment of dividends.

•          US$ 105 million increase in Other current provisions mostly attributable to (i) Edesur of US$ 80 million mainly for the upgrade of fines for service quality with the Argentine regulatory body, a US$ 49 million increase in Enel Generación Peru for contingency provision and tax contingencies, a US$ 10 million increase in Enel Distribución Ceará for the increase of regulatory provisions, a US$ $ 17 million tax provision for contributions to Argentina's Enel Américas, a US$ 11 million decrease in special tax provisions in Enel Generación el Chocón, a US$ 6 million decrease for the contingency transfer to long-term with the administrative unit of Codensa public services.

•         A US$ 81 million decrease in Current Tax Liabilities mainly attributable to Enel Generación el Chocón of US$ 33 million mainly as part of the payment plan on income tax and previous year’s tax regularization calculated on inflation, a US$ 12 million decrease in income tax in Emgesa and a US$ 18 million decrease in Codensa income tax, a US$ 13 million decrease for the payment of income tax in Compania Electrica de Fortaleza.

       Non-current liabilities increased by US$ 1,455 million, equivalent to a 28.3%,a variation mostly attributable to:

•          A US$ 392 increase in Other financial non-current liabilities (financial debt and derivatives) mostly explained by (i) a US$ 299 million increase in Grupo Enel Brasil S.A. due mostly to the incorporation of Celg Distribuidora S.A into the consolidation perimeter of US$ 313 million for bank loans, a US$ 60 million increase in loan to Central Fortaleza offset by a decrease in Enel Distribución Ceará of US$ 33 million from the short-term transfer of bank loans, a US$ 51 million decrease from the short-term transfer of bonds in Enel Distribución Rio, a US$ 10 million increase in the non-hedged derivate valuation, (ii) a US$ 214 million increase in Codensa corresponding to new bond issue of series E-2, E-5 and E-7, (iii) a US$ 10 million decrease in Enel Generación Peru for transfer of short-term bonds (iv) a US$ 50 million decrease in Emgesa due to the difference of converting the Colombian peso to the US dollar and the transfer of bonds to short term (v) a US$ 26 million in Chinango for the transfer of loans to short term and (vi) a US$ 38 million decrease in Enel Distribución Peru of debt to short term.

•         A US$ 585 million increase in Other non-current accounts payable mostly explained by (i) a US$ 17 million increase in Enel Generación el Chocon for the plan of income tax payment, (ii) a US$ 566 increase in Grupo Enel Brasil S.A. mainly for the incorporation of Celg Distribuidora S.A. for the purchase of energy and other accounts payable of US$ 528 million, a US$ 21 million increase in regulatory assets and liabilities in Enel Distribución Rio , and US$ 15 million in Enel Distribución Ceara.

•         A US$ 298 increase in Other non-current provisions mostly because of the incorporation of Ceg Distribuidora S.A. of US$ 275 mainly due to provisions in civil lawsuits, labor and tax legal procedures (includes Funac for US$ 210 million), an increase in labor related and non-labor related provisions in Enel Distribución Río of US$ 25 million and a US$ 10 million decrease in Enel Distribución Ceará provision for payments not made.

• 26 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

•         A US$ 124 increase in liabilities from deferred taxes mainly for the recognition of tax deferred as a result of the incorporation of Celg Distribuidora S.A. of US$ 119 million.

•         A US$ 53 million increase in Non-current provisions for employee benefits, mostly explained by the incorporation of Celg Distribución S.A. into the consolidation perimeter of US$ 57 million, the difference corresponding to the conversion effects of different functional currencies in the countries where we operate.

       The Company’s Total Equity increased by US$ 466 million, mostly attributable to:

•         The Equity attributable to the property (shareholders) of the controller increased by US$ 399 million mostly caused by (i) a US$ 128 million increase in other reserves composed mainly by an increase in the difference reserves related to the conversion exchange of US$ 114 and reserve of cash flow coverage of US$ 8 million , (ii) a US$ 113 million decrease in dividend payments (iii) a US$ 384 million increase from profits for the year.

•         Non-controlling shareholdings increased by US$ 67 million mostly explained by (i) a of US$ 219 million decrease due to the payment of dividends. These decreases were partially offset by a US$ 273 million increase for the recognition of profits generated in 2017 and an increase in other comprehensive results of US$ 13 million.

The main financial indicators of continuing operations have evolved as follows:

Indicator		Unit	9M 2017	12/31/2016	9M 2016	Change	% Change

Liquidity	Current liquidity	Times	0.95	1.25		(0.30)	(23.8%)
	Acid ratio test (1)	Times	0.92	1.22		(0.30)	(24.6%)
	Working Capítal	MMUSD	-210	954		(1,164)	(122.0%)
Leverage	Leverage	Times	1.32	1.14		0.2	15.5%
	Short Term Debt	%	39.8%	42.6%		(2.8%)	(6.5%)
	Long Term Debt	%	60.2%	57.4%		2.8%	4.8%
	Financial Expenses Coverage (2)	Times	3.20	-	3.12	0.1	2.7%
Profitability	Operating Income/Operating Revenues	%	20.1%	-	24.5%	(4.4%)	(17.9%)
	ROE (annualized)%		6.8%	-	9.3%	(2.6%)	(27.4%)
	ROA (annualized)%		4.2%	-	5.90%	(1.7%)	(28.8%)

(1) Current assets net from inventories and advanced payments
(2) Considers EBITDA divided by financial expenses

The Company’s Current liquidity as of September 30 , 2017 reached 0.95 times, showing a 23.8 % decrease in relation to December 31, 2016, mostly explained by decreased cash and cash equivalents, as a result of the acquisition of Celg Distribuidora S.A.

• 27 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

The Acid test as of September 30 , 2016 reached 0.92 times, showing a 24.6 % decrease in relation to December 31, 2016, explained by decreased cash and cash equivalents.

The Working capital as of September 30, 2017 reached US$ 210 million, representing a decrease in relation to December 31, 2016 mostly explained by decreased cash and cash equivalents.

The Company’s Leverage (indebtedness ratio) stood at 1.32 times as of September 30 , 2017, an increase of 15.5% in relation to December 31, 2016 mostly on account of non-current financial liabilities resulting from the acquisition of Celg Distribuidora S.A.

The Hedging of financial costs as of the period that ended on September 30 , 2017 was 3.20 times, which represents an increase of 2.7% as compared to the same period of the previous year, mainly because of the increased financial expenses as a result of the incorporation of Celg Distribuidora S.A..

The Return-on-equity (profitability) index, measured in terms of operating income over operating revenues decreased by 17.9 % in relation to the same period of the previous year, reaching 20.1% as of September 30, 2017, mainly due to a lower EBIT.

The Return-on-equity of the controller’s property owners (shareholders) was 6.8%, as a result of a drop in the income attributable to the property owners, mainly due to the results of two months in 2016 as a result of the corporate division that took place on March 1, 2016.

The Return-on-assets was 4.2% as of September 30, 2017 mostly due to a drop in the income for the period, mainly attributable to the results of two months in 2016 as a result of the corporate division that took place on March 1, 2016.

MAIN CASH FLOWS

The Company’s net cash flow reached US$ 1,277 million as of September 2017, which represents a US$ 1,631 million decrease in relation to the same period of the previous year. The main variables on account of the flows of the activities of the operation, investment and financing that explain this decrease in net cash flows, as compared to the same period of 2016, are described below:

Net Cash Flow	As of September 30
	2017	2016	Variation	Variation
	(US$ million)%

From Operating Activities	1,170	1,704	(534)	(31.3)

From Investing Activities	(1,578)	(527)	(1,051)	199.4

From Financing Activities	(869)	(823)	(46)	5.6

Total Net Cash Flow	(1,277)	354	(1,631)	(460.7)

The net cash flows stemming from operating activities totaled US$ 1,170 million as of September 2017, representing a drop of 31.3 % in relation to the same period of the previous year. This reduction is mostly explained by an increase in the type of collections for operations activities mainly in (i) the cash receipts from sales and services of US$ 1,478 million; and (ii) a US$ 29 million charge increase for operations, (iii) a US$ 10 million less for the charge for royalties and commissions, (iv) US$ 10 million less from charges related to premiums, services, annual fees and other benefits from endorsed policies. These increases were partially offset by payments in the type of cash payments from operations mainly in (i) payments to suppliers for the supply of goods and services of US$ 860 million, (ii) payments to and on behalf of employees of US$ 170 million, (iii) other payments for operation activities of US$ 965 million (see detail in note 8F of the financial statements), (iv) Payments for premiums and claims, annuities and other obligations of US$ 3 million for endorsed policies (v) lower income tax payments of US$ 80 million (vi) other cash income and costs of US$ 109 million.

• 28 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

The net cash flows used in investment activities were outflows of US$ 1,578 as of Septembe 2017 explained mainly by (i) cash flows used for the control of subsidiaries or other businesses of US$ $ 720 million corresponding to the payment for the acquisition of Celg Distribuidora S.A., net of cash and cash equivalents (ii) investment payments of > 90 days of US$ 127 million (iii) US$ 476 isbursements for the incorporation of properties, monies and equipment (iv) incorporation of IFRIC 12 of US$ 493 million in intangible assets (v) payments arising from future contracts, term deposits , options and swaps of US$ 7 million. These cash investment outflows were offset by (i) the redemption of investments of > 90 days totalling US$ 117 million (ii) cash derived from future contracts, term deposits , options and swaps of US$ 50 million (iii) interest received of US$ 76 million (iv) dividends received of US $ 2 million.

The net cash flows used coming from (used in) financing activities were outflows totaling US$ 869 million as of September 2017, stemming mainly from (i) loan payments of US$ 693 million; (ii) dividend payments of US$ 464 million, (iii) interest payments of US$ 257 million, (iv) liability payment for financial rental of US$ 36 million and (v) other cash outflows of US$ 25 million . All the above offset by flows coming from loans of US$ 606 million.

• 29 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

Below we present the Disbursements of the incorporation of Properties, Plants and Equipment and their Depreciation for the periods ended in September 2017 and 2016.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million US$)

Company	Payments for additions of Property, plant and equipment		Depreciation
	9M 2017	9M 2016	9M 2017	9M 2016

Enel Generación Chocon S.A.	1	1	3	2
Enel Generación Costanera S.A.	22	47	28	18
Emgesa S.A.E.S.P.	83	75	54	46
Enel Generación Perú S.A.	14	31	43	43
Celg Distribución	93	-	61	-
EGP Cachoeira Dourada S.A.	1	3	6	5
Enel Distribución Fortaleza	10	8	12	6
Enel Cien S.A.	2	1	12	11
Edesur S.A.	78	92	17	12
Enel Distribución Perú S.A.	14	95	38	34
Enel Distribución Rio (Ampla) (*)	260	157	66	51
Enel Distribución Ceara (Coelce) (*)	140	90	42	34
Codensa S.A.	181	163	78	62
Enel Trading Argentina S.R.L.	-	0	0	0
Central Dock Sud S.A.	3	5	12	13
Enel Generación Piura S.A.	3	7	7	6
Enel Generación Chile S.A.	-	71	-	-
Enel Distribución Chile S.A.	-	17	-	-
Servicios Informaticos e Inmobiliarios Ltda.(ex ICT)	-	0	-	-
Holding Enel Americas y Sociedades de Inversión	65	27	3	3

Total	969	892	481	348
(*) Includes intangible assets concessions

• 30 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

MAIN RISKS RELATED TO THE ACTIVITIES OF ENEL AMÉRICAS SA GROUP

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them might affect their operations, economic situation and operating income.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate. Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation and operating results.

Such new laws or regulations sometimes modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the group’s future results.

The Group’s operations are subject to wide-ranging environmental regulations that Enel Américas continuously meets. Eventual modifications introduced to such regulations could impact its operations, economic situation and operating income.

Enel Américas and its operative subsidiaries are subject to environmental regulations; which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

       Public authorities will approve such environmental impact studies;

       Public opposition will not derive in delays or modifications to any proposed project;

       Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants or plans.

The commercial activity of the Group has been planned in such a way so as to moderate any impacts derived from changes in hydrologic conditions.

The operations of the Enel Américas Group include hydroelectric generation and, therefore, they depend from the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity. The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption. Depending on weather conditions, differences may be generated on the margins obtained by the business.

The financial situation and result of the operations may be adversely affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

• 31 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

RISK MANAGEMENT POLICY

The companies that are part of the Enel Américas Group are exposed to certain risks managed through the application of systems of identification, measurement, limitation of concentration and supervision.

Among the basic principles defined by the Group when establishing risk management policies are the following:

-           Compliance with the good corporate governance standards.

-           Strictly compliance with the Group’s whole regulatory system

-           Each business and corporate area define:

                               I.    The markets in which it can operate according to the knowledge and capacity that are sufficient to guarantee efficient risk management.

                                II.   Criteria related to counterparts.

                              III.   Authorized operatos.

-                 For each market in which they operate business and corporate areas establish their predisposition to risk consistent with the defined strategy.

-                  All operations of corporate areas and business operate within the limits approved in each case.

-                 Business, corporate areas, lines of business and companies establish risk management controls to ensure that markets transactions are carried out in accordance with the policies, standards and procedures of Enel Américas.

18.1 Interest Rate Risk

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

The comparative structure of the financial debt of the Enel Américas Group, according to fixed and/or protected and variable rates of interest over total gross debt, after the derivative contracts, is the following:

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

Gross position:

	30-09-2017	31-12-2016
	%	%
Fixed interst rate	45%	44%

18.2 Foreign exchange rate risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-       Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

-       Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums, amongst others.

-        Income of the Group’s companies directly linked to the fluctuation of currencies other than those of its own cash flows.

-       Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Américas Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows, or local currencies if there are, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are: cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

18.3 Commodities risk.

The Enel Américas Group might be exposed to the risk of price variations of certain commodities, primarily through::

-              Fuel purchases in the process of electric energy generation.

-              Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

In consideration of the operative conditions confronted by Chile’s electric generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income.

As of September 30, 2017, there were operation contracts for the purchase of existing energy futures for 21.3 and 5.4 GWh for the Oct-Dec 2017 and Jan-Mar 2018 periods, respectively. Such purchases support contracts for energy sale on the wholesale market. At the same time, there were future energy sales of 5.8 GWh for the Oct-Dec 2017period associated with cash flow risk hedging for unregulated market indexed customers. As of 30 September 2017, 15.2 GWh have been settled for the year in sale contracts and 55.8 GWh of future energy purchase.

As of December 31, 2016, there were operation contracts for the purchase of existing energy futures for 69.84 GWh for the Jan-Dic 2017 period. Such purchases support contracts for energy sale on the wholesale market. At the same time, there were future energy sales of 15.12 GWh for the Jan -Dec 2017 period associated with cash flow risk hedging for unregulated market indexed customers. As of 31 December 2016, 10 sale contracts were settled and one for the purchase of energy, each of 0.36 GWh.

18.4 Liquidity Risk

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period; which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see notes 18, 20 and Annex 4 hereunder.

As of September 30 , 2017 the Enel Américas Group had a liquidity position of MUS$ 1,431,862 in cash and cash equivalents and of MUS$ 247,356 in unconditionally-available long-term lines of credit. As of December 31, 2016, the Enel Américas Group’s liquidity position amounted to MUS$ 2,689,456 in cash and cash equivalent and MUS$ 129,944 in unconditionally-available long-term lines of credit.

18.5 Credit Risk

The Enel Américas Group monitors its credit risks continuously and in detail.

Commercial accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as said earlier, are quite limited.

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

Our electricity distribution companies are authorized, in all cases, to cut off supply to non-performing customers, which is applied in line with the current regulations of each country; all of which facilitates the credit risk evaluation and control process; which, to be sure, is just as limited.

Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions (inasmuch as possible with a risk classification of investment grade or equivalent) with pre-established limits per institution.

In our selection of banks for investments, we consider those ranked with investment grade according to the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

18.6 Risk Management

The Enel Américas Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-              Financial debt.

-               Derivatives for debt hedging

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one day and with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the positions portfolio, in relation to the Chilean peso, which includes:

-               The USS Libor rate of interest.

-              The various currencies in which our companies operate, the habitual local indices of bank practices.

-               The exchange rates of the different currencies implied in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Taking into account the aforementioned hypotheses, the Value at Risk of the above-discussed positions one quarter out is: MUS$ 197,601.

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

This value represents the potential increment of the debt and derivatives portfolio; therefore, this value at risk is intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other risks

As is the habitual practice in bank credits and capital market operations, a portion of the financial indebtedness of Enel Américas is subject to cross-default provisions. If certain defaults (non-complying) are not indeed remedied, they may result in a cross default situation and certain liabilities of Enel Américas may eventually become callable.

As of September 2017, non-payment of debt following any applicable grace period of any debt of Enel Américas, of a capital amount in excess of U$ 150 million, or its equivalent in other currencies, may lead to the forced acceleration payment of a substantial part of the Yankee Bonds.

Finally, in the case of local bonds, credit lines and international syndicated loan of Enel Américas, the early payment of these debts, it triggered only by breach of the issuer or debtor, i.e. Enel Américas not referring to their foreign subsidiaries. In the case of local bonds, the cross default may be triggered in cases where the amount in arrears exceeding 3% of Total Consolidated Assets, either on an individual debt or debt at the aggregate level. In the case of local lines and international syndicated loan, the default cross is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the expiration of grace periods are met. These lines have not been paid.

There are no provisions in the credit agreements by means of which changes in the corporate classification of the debt of Enel Américas by risk classification agencies may generate an obligation to make debt prepayments.

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

In relation to the assets of higher importance, the following should be noted:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly. (See Note 3.d of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment. Should there be such an indication, we estimate the recoverable amount of such asset in order to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2017

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities. Operations adhere to fair conditions similar to those that prevail in the market.

In short, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes No. 2 and 3 of these Enel Américas’ consolidated financial statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: October 31, 2017